UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

Teacher Retirement System of Texas, Heather Traeger, General Counsel, 1000 Red River St., Austin, TX 78701, Phone: 512-542-6884
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person

Teacher Retirement System of Texas
2 Check the Appropriate Box if a Member of a Group

(a): ☒  (b): ☐

3 SEC Use Only

4 Source of Funds

OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
6 Citizenship or Place of Organization

Texas

 Number of Shares Beneficially Owned by Each Reporting Person with

7 Sole Voting Power

5,200,000

 8 Shared Voting Power

0

 9 Sole Dispositive Power

5,200,000

 10 Shared Dispositive Power

0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

5,200,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13 Percent of Class Represented by Amount in Row (11)

2.7%

14 Type of Reporting Person

EP

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.
Item 2. Identity and Background.
(a) This statement on Schedule 13D is being filed by Teacher Retirement System of Texas, a Texas corporation (the “Reporting Person”). The Reporting Person is a pension plan that invests and manages the pension funds of active and retired teachers in the State of Texas.
By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), the Reporting Person, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other Voting Group Members, see Item 4 below.
(b) - (c) The principal business address of the Reporting Person is 1000 Red River Street, Austin, Texas 78701. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Person is set forth in Schedule A hereto, and is incorporated herein by reference.
(d) Neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the persons identified in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the persons identified in this Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a statewide pension plan and entity of the State of Texas created and existing under the authority of the Texas Constitution, the Texas Government Code, and other state laws and rules.  Each of the persons listed on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
The 5,200,000 shares were acquired upon the conversion of equity interests in a predecessor of the Issuer concurrent with the completion of the Issuer’s initial public offering on October 6, 2021 for an aggregate purchase price of approximately $52 million. The source of the funds used to purchase such shares of Common Stock was the pension fund managed by the Reporting Person, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by the Reporting Person.
Item 4. Purpose of Transaction.
Stockholders Agreement
In connection with the Issuer’s initial public offering (the “IPO”), the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.
Pursuant to the Stockholders Agreement:
• so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;
• so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;
• so long as LNK, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), LNK, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and
• so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.
The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.
General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
(a) - (b)
 The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 191,478,758 outstanding shares of Common Stock as of October 6, 2021, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on October 8, 2021. As of October 22, 2021, the Reporting Person beneficially owns 5,200,000 shares of Common Stock constituting approximately 2.7% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and sole dispositive power over the 5,200,000 shares of Common Stock beneficially owned by it, which power is exercised by the Reporting Person.
In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
(c) Except as described in Items 3 and 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.
 Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits
Exhibit Number* Description
1 Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 22, 2021

Teacher Retirement System of Texas

By:   /s/ Heather Traeger
Name:   Heather Traeger
Title:   General Counsel & Chief Compliance Officer

SCHEDULE A

Directors, Executive Officers and Controlling Persons of Teacher Retirement System of Texas

Name                           Title                                      Business Address
Brian Guthrie Executive Director 1000 Red Rivers St., Austin, TX 78701
Jase Auby  Chief Investment Officer 1000 Red Rivers St., Austin, TX 78701
Katy Hoffman Senior Managing Director 1000 Red Rivers St., Austin, TX 78701
Dale West Senior Managing Director 1000 Red Rivers St., Austin, TX 78701
Eric Lang Senior Managing Director 1000 Red Rivers St., Austin, TX 78701
Neil Randall Managing Director 1000 Red Rivers St., Austin, TX 78701
Jarvis V. Hollingsworth Trustee 1000 Red Rivers St., Austin, TX 78701
Nanette Sissney Trustee 1000 Red Rivers St., Austin, TX 78701
Michael Ball Trustee 1000 Red Rivers St., Austin, TX 78701
David Corpus Trustee 1000 Red Rivers St., Austin, TX 78701
John Elliott Trustee 1000 Red Rivers St., Austin, TX 78701
Christopher Moss Trustee 1000 Red Rivers St., Austin, TX 78701
James Dick Nance Trustee 1000 Red Rivers St., Austin, TX 78701
Robert H. Walls Trustee 1000 Red Rivers St., Austin, TX 78701